SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

28 May 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. Annual Report & Accounts announcement made on 28th May 2008

Wednesday May
28
, 200
8

BT GROUP PLC

ANNUAL REPORT AND FORM 20-F 200
8

BT announces to holders of its American Depositary Shares that the above document has been filed today with the SEC
and is available on our website at
www.bt.com/annualreport

Copies of this document will be available shortly, on request, free of charge, from:

JPMorgan Chase Bank, NA
P O Box
 3408
South Hackensack
NJ 07606-3408
United States

Tel +1 800 634 8366 (toll free)
Or +1 201 680 6630 (from outside the
USA
)
e-mail:
jpmorganadr@mellon.com

Ends

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 28th May 2008